RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur,
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

18 January 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

08000336

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) One copy of the Announcement made by CIMB Investment Bank Berhad on behalf of the Company dated 17 January 2008, in respect of the Proposed Non-Renounceable Offer for Sale by Resorts World Limited (an indirect wholly-owned subsidiary of Resorts World Bhd) of its entire equity interest in Genting International Public Limited Company to the Shareholders of Resorts World Bhd ; and

(ii) One copy of the Announcement made by the Company pertaining to the removal of Best Track International Limited, a wholly-owned subsidiary of Resorts World Bhd from the Register of Companies, Mauritius.

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

website: http://www.genting.com.my email: rwbinfo@genting.com.my

Exemption No. 82-3 !29

Form Version 2.0

General Announcement

Initiated by MB_CIMB3 on 17/01/2008 06:02:55 PM
Submitted by MB_CIMB3 on 17/01/2008 06:32:31 PM
Reference No MM-080117-64975
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*		**Main Board/ Second Board Company**
*		**New Announcement**
	Submitting Merchant Bank (if applicable)	: **CIMB INVESTMENT BANK BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **KUAN SOOK CHENG**
*	Designation	: **EXECUTIVE**
*	Contact number	: **2084 6584**
	E-mail address	: **sookcheng.kuan@cimb.com**
*	Type	: **Announcement**
*	Subject :	

RESORTS WORLD BHD ("RESORTS WORLD")

PROPOSED NON-RENOUNCEABLE OFFER FOR SALE BY RESORTS WORLD LIMITED ("RWL") (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD) OF ITS ENTIRE EQUITY INTEREST IN GENTING INTERNATIONAL PUBLIC LIMITED COMPANY ("GIPLC") TO THE SHAREHOLDERS OF RESORTS WORLD ("PROPOSED OFS")

* **Contents :-**

We refer to the announcement dated 28 December 2007 in relation to the Proposed OFS.

On behalf of the Board of Directors of Resorts World, we are pleased to announce that the Securities Commission ("SC") has, through its letter dated 17 January 2008, approved the Proposed OFS subject to the following conditions:

(i) CIMB Investment Bank Berhad ("CIMB") to fully disclose in the prospectus to Resorts World shareholders on the impairment loss of SGD454.6 million suffered by the GIPLC group in 2007 and its effect on the financial performance of the GIPLC group;

(ii) CIMB/RWL to inform the SC upon completion of the Proposed OFS; and

(iii) CIMB/RWL to fully comply with all the relevant requirements pertaining to the implementation of the Proposed OFS as specified in the SC's Policies and Guidelines on Issue/Offer of Securities.

This announcement is dated 17 January 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-3229

Form Version 2.0

General Announcement

Ownership transfer to RESORTS WORLD on 16/01/2008 05:27:07 PM
Submitted by RESORTS WORLD on 16/01/2008 05:35:53 PM
Reference No RW-080116-3EB49

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

REMOVAL OF BEST TRACK INTERNATIONAL LIMITED, A WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD BHD FROM THE REGISTER OF COMPANIES MAURITIUS

* **Contents :-**

We wish to inform that Best Track International Limited ("BTIL"), a pre-operating wholly-owned subsidiary of Resorts World Bhd, which was incorporated in Mauritius, had been removed from the Register of Companies, Mauritius pursuant to Section 308 of the Companies Act, 2001 of Mauritius on 11 January 2008.

As such, BTIL had ceased to be a subsidiary in the Resorts World Bhd Group with effect from 11 January 2008.

Yours sincerely
RESORTS WORLD BHD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

14 January 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Change of Address for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exempt on No. 82-3229

Form Version 2.0

Change of Address

Ownership transfer to RESORTS WORLD on 08/01/2008 02:07:40 PM
Submitted by RESORTS WORLD on 08/01/2008 05:14:39 PM
Reference No RW-080108-19CFB

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Change description	:	**Registrar**
Name of Registrar (if applicable)	:	**Genting Management and Consultancy Services Sdn Bhd**
* Old address	:	**23rd Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur**
* New address	:	**24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur**
* Telephone no	:	**03-21782266/23332266**
* Facsimile no	:	**03-21615304**
E-mail address	:	
* Effective date	:	**08/01/2008**
Remark	:	

END